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08028926

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66827

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox Financial Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2129 North Josey Lane
(No. and Street)

Carrollton	Texas	75006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E. Rooney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fox Financial Management Corporation**, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SCOTT BRANTLEY
Notary Public, State of Texas
My Commission Expires 11-04-08

X [signature]
Signature

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX FINANCIAL MANAGEMENT CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 9
SUPPLEMENTARY SCHEDULE	
I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1	10
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	11 – 12

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fox Financial Management Corporation

We have audited the accompanying statement of financial condition of Fox Financial Management Corporation, as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox Financial Management Corporation as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 27, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	24,977
Marketable securities		167,804
Prepaid management fees		42,000
Clearing deposit		94,840
Property and equipment, net		40,952
TOTAL ASSETS	$	370,573

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Margin payable to clearing broker/dealer	$	26,446
Accrued expenses		8,794
Commissions payable		7,867
Federal income taxes payable		10,755
TOTAL LIABILITIES	$	53,862

Stockholders' Equity

Common stock, 10,000 shares authorized, $1 par value, 1,000 shares issued and outstanding	$	1,000
Additional paid-in capital		58,438
Retained earnings		257,273
TOTAL STOCKHOLDERS' EQUITY	$	316,711
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	370,573

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Income
Year Ended December 31, 2007

Revenue	
Securities commissions	$ 212,678
Private placement revenue	200,000
Other revenue	47,484
Insurance commissions	39,201
Investment company share commissions	9,548
TOTAL REVENUE	$ 508,911
Expenses	
Compensation and related costs	$ 291,138
Management fees to related party	73,789
Clearing charges	8,549
Interest	2,324
Occupancy and equipment	2,631
Regulatory fees and expenses	22,111
Promotion	4,493
Professional fees	8,889
Depreciation expense	694
Franchise taxes	563
Other expenses	9,010
TOTAL EXPENSES	$ 424,191
Income before other income and income taxes	$ 84,720
Other Income	
Unrealized gain on marketable securities	37,538
Net income before income taxes	122,258
Federal income tax	10,755
NET INCOME	$ 111,503

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Changes in Stockholders' Equity
December 31, 2007

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2006	1,000	$ 1,000	$ 58,438	$ 145,770	$ 205,208
Net income	-	-	-	111,503	111,503
Balances at December 31, 2007	1,000	$ 1,000	$ 58,438	$ 257,273	$ 316,711

See notes to financial statements.

FOX FINANCIAL MANAGEMENT CORPORATION
Statement of Cash Flows
December 31, 2007

Cash flows from operating activities:	
Net income	$ 111,503
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	694
Unrealized gain on marketable securities	(37,538)
Change in assets and liabilities:	
Decrease in receivable from related parties	9,049
Increase in prepaid management fees	(28,000)
Increase in clearing deposit	(38,165)
Increase in accrued expenses	8,794
Decrease in commissions payable	(12,542)
Increase in federal income taxes payable	10,755
Increase in margin payable to broker/dealer	6,307
Net cash provided by operating activities	30,857
Cash flows from investing activities:	
Purchase of property and equipment	(41,646)
Net decrease in cash and cash equivalents	(10,789)
Cash and cash equivalents at beginning of year	35,766
Cash and cash equivalents at end of year	$ 24,977

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest	$ 2,324
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Fox Financial Management Corporation (Company) was incorporated in April 1997 as a Texas corporation. The Company's is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are primarily individuals located in the state of Texas.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2007, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of primarily five years.

Security Transactions

Security transactions and commission revenue and the related expenses are recorded on a trade date basis.

Private Placement Revenue

The Partnership recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Note 2 - Marketable Securities

Marketable securities consist of equity securities with a fair value totaling $167,804, cost of $289,300, accumulated unrealized losses of $121,496, and unrealized gain for the year ended December 31, 2007 of $37,538.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $196,598 and $50,000, respectively. The Company's net capital ratio was 0.14 to 1.

Note 4 - Property and Equipment

Property and equipment consists of a vehicle at a cost of $41,646, less accumulated depreciation of $694. Depreciation expense for the year totaled $694 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The Company files its income tax return using the cash basis method of accounting. Under this method, the Company's current year taxable income was partially offset by prior years net operating loss carryforward of $30,000. This net operating loss carryforward, along with accelerated depreciation used for income tax purposes, results in the income tax provision differing from the expense that would result from applying federal statutory rates to income before income taxes. The cash basis method of accounting and the accelerated depreciation used for tax purposes create a net deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $262,839, or approximately 71%, of its total assets in cash equivalents, commission receivable, a clearing deposit and marketable securities held by or due from its clearing broker/dealer.

Note 7 - Related Party Transactions

Under a services and support agreement effective May 2005, JR Fox & Co. (JR Fox), a related party, provides the Company with personal property and support staff and incurs general and administrative expenses for the benefit of the Company. Fees for such services are determined at the discretion of JR Fox. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and there is no recourse to the Company. Fees incurred for the year ended December 31, 2007 under this Agreement totaled $73,789. At December 31, 2007, the Company had also prepaid management fees totaling $42,000 relating to 2008. The Agreement was not consummated on terms equivalent to arms length transactions.

The Company and JR Fox are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Note 8 - Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Schedule I

FOX FINANCIAL MANAGEMENT CORPORATION
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2007

Total stockholders' equity qualified for net capital	$ 316,711
Deductions and/or charges	
Non-allowable assets:	
Prepaid management fees	42,000
Property and equipment, net	40,952
Total deductions and/or charges	82,952
Net capital before haircuts on securities positions	233,759
Haircuts on securities:	
Marketable securities	24,643
Undue concentration	12,518
Total haircuts on securities:	37,161
Net Capital	$ 196,598
Aggregate indebtedness	
Accrued expenses	$ 8,794
Commissions payable	7,867
Federal income taxes payable	10,755
	$ 27,416
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 146,598
Ratio of aggregate indebtedness to net capital	0.14 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by Fox Financial Management Corporation on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Fox Financial Management Corporation

In planning and performing our audit of the financial statements of Fox Financial Management Corporation (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 27, 2008

END